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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
              13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 4)


                               Exide Corporation
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   302051107
                                 (CUSIP Number)

                               December 31, 1998
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)
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CUSIP No. 302051107              13G              Page 2 of 4 Pages
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1.  NAME OF REPORTING PERSON

     Arthur M. Hawkins
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2.  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP    (a) [ ]
                                                               (b) [ ]
     Not applicable
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3.  SEC USE ONLY
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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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NUMBER OF      5.  SOLE VOTING POWER    2,555,942
SHARES
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BENEFICIALLY   6.  SHARED VOTING POWER  0
OWNED BY
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EACH           7.  SOLE DISPOSITIVE POWER    2,555,942
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REPORTING      8.  SHARED DISPOSITIVE POWER  0
PERSON
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

     2,555,942
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                    [ ]

         Not applicable
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         12.0%
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12. TYPE OF REPORTING PERSON

         IN
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Item 1(a).     Name of Issuer:

                    Exide Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

                    Exide Corporation
                    1400 N. Woodward, Suite 130
                    Bloomfield Hills, MI 48304

Item 2(a).     Name of Person Filing:

                    Arthur M. Hawkins

Item 2(b).     Address of Principal Business Office or, if None, Residence:

                    1530 Surria Court
                    Bloomfield Hills, MI 48304

Item 2(c).     Citizenship:

                    United States

Item 2(d).     Title of Class of Securities:

                    Exide Corporation Common Stock, $.01 par value per share

Item 2(e).     CUSIP Number:

                    302051107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

                    Not applicable

Item 4. Ownership.

          (a) Amount beneficially owned:

          (b) Percent of class: 12.0%

                                  Page 3 of 4
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(c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote: 2,555,942
          (ii) Shared power to vote or direct the vote: 0
          (iii) Sole power to dispose or direct the disposition of: 2,555,942
          (iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

               Not applicable.

Item 8. Identification and Classification of Members of the Group

               Not applicable.

Item 9. Notice of Dissolution of Group.

               Not applicable.

Item 10. Certifications.

               Not applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         /s/ Arthur M. Hawkins
Dated: February 11, 1999                 ---------------------
                                         Arthur M. Hawkins

                                  Page 4 of 4